

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2021

Travis Hook
Managing Member
CalTier Fund I, LP
5965 Village Way
Suite 105-142
San Diego, CA 92130

> **Re: CalTier Fund I, LP**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment**
> **Filed November 18, 2021**
> **File No. 024-11077**

Dear Mr. Hook:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Wood at 202-551-5586 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction